Charles E. Dropkin

Member of the Firm

d 212.969.3535

f 212.969.2900

cdropkin@proskauer.com

www.proskauer.com

June 1, 2012

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Suburban Propane Partners, L.P.

Registration Statement on Form S-1

Filed: May 10, 2012

Amendment No. 1 to Registration Statement on Form S-1

Filed: May 18, 2012

File No.: 333-181314

Dear Ms. Ransom:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 (File No. 333-181314) and Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-181314) (together, the “Form S-1”) of Suburban Propane Partners, L.P. (“Suburban” or the “Company”), in your letter dated May 25, 2012 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 2 to the Form S-1 (the “Amendment”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Mara L. Ransom United States Securities and Exchange Commission	June 1, 2012 Page 2 of 4

General

1.	Please revise the registration statement to include all information required by Form S-1, including executed legal and tax opinions, and complete all blanks, including the record and distribution dates, in the registration statement. In this regard, please revise the disclosure in the third paragraph under “Inergy Propane Acquisition and Related Transactions – The Contribution Agreement,” which implies that the record date will be declared after the effectiveness of the registration statement. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

The Amendment includes modified disclosure on the cover page of the prospectus and pages 6 and 148 to address the timing of the record and distribution dates. We will file executed legal and tax opinions in a subsequent amendment to the Form S-1. We understand that the Staff will need sufficient time to review such information before declaring the Form S-1 effective. In addition, we will file a post-effective amendment to the Form S-1 to include the record and distribution dates, as soon as such dates are established.

2.	We note that based on your discussions with us prior to the filing of the registration statement, you agreed that the closing under the Contribution Agreement will not occur until after we have declared the registration statement effective. However, Section 6.1(e) of the Contribution Agreement and the disclosure on page 62 contemplate that the effectiveness of the registration statement is a waivable closing condition. Furthermore, Section 5.20(a) of the Contribution Agreement contemplates that you will have up to 180 days after the closing to have the registration statement declared effective. Please tell us why such provisions exist in light of your prior undertaking.

The Company hereby undertakes not to waive the condition in Section 6.1(e) of the Contribution Agreement that the registration statement be declared effective prior to the closing under the Contribution Agreement, and Inergy has advised us that they also will not waive such condition. Such waiver requires the consent of both Suburban and Inergy. Section 5.20(a) of the Contribution Agreement only applies if the proviso in Section 6.1(e) comes into effect.

3.	We note that you have not checked the Rule 415 box on the forepart of the registration statement and you have not provided the applicable undertakings under Item 512(a) of Regulation S-K. Please provide us with your analysis as to whether the offering falls within the scope of Securities Act Rule 415(a)(1)(viii). In this regard, we note that it appears that the offering will not be completed within 30 days.

Mara L. Ransom United States Securities and Exchange Commission	June 1, 2012 Page 3 of 4

We are registering the securities covered by the Form S-1 which are to be issued in connection with the Inergy Propane Acquisition. As a result, the registration of such securities does fall within the scope of Securities Act Rule 415(a)(1)(viii). We have checked the Rule 415 box on the forepart of the Amendment and provided the applicable undertakings under 512(a) of Regulation S-K.

Outside Front Cover Page of Prospectus

4.	To give context to the phrase “as promptly as practicable” in the sixth paragraph, please provide an estimated timeframe for Inergy’s distribution of 13,753,661 common units to its unitholders. For example, if Inergy intends to distribute such common units with its first quarterly distribution following the effectiveness of the registration statement, then please include a statement to such effect. Please also make a similar revision in the last paragraph on page 148.

Although the board of directors of Inergy’s general partner has not yet made a decision regarding the timing for effecting the distribution of the 13,753,661 Suburban common units to the Inergy unitholders, we have been advised by Inergy’s management that it expects that the distribution would be made no later than the payment date of Inergy’s first regular quarterly cash distribution declared after the closing of the transaction. We have revised the disclosure accordingly on the cover page of the prospectus and pages 6 and 148 of the Amendment.

Inergy Propane Acquisition and Related Transactions, page 62

General

5.	We note the statements in the first paragraph. Please revise to disclose all material information about the Contribution Agreement. You may not incorporate by reference the copy of the Contribution Agreement filed as an exhibit to the registration statement in lieu of such disclosure. See Securities Act Rule 411(a). Please also revise the third paragraph on page 63.

We have revised the first paragraph under the caption “Inergy Propane Acquisition and Related Transactions” and have expanded our discussion of the Contribution Agreement in the Amendment. We confirm that all material information relating to the Contribution Agreement relevant to potential recipients of our new common units is included in the Amendment. Further, we have revised the above referenced paragraph on page 63 of the Amendment.

Item 17. Undertakings, page II-3

6.	Please include the undertakings set forth in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Mara L. Ransom United States Securities and Exchange Commission	June 1, 2012 Page 4 of 4

The undertakings set forth in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K have been included with the Amendment.

Exhibit 23.4

7.	Please have counsel revise its opinion to consent to the prospectus discussion of its opinion. See Section IV of Staff Legal bulletin No. 19.

Revised forms of opinion have been included with the Amendment that include the necessary consent to the prospectus discussion.

* * * * * *

This is to acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Charles E. Dropkin

Enclosures

cc:	Michael J. Dunn, Jr. (Suburban Propane Partners, L.P.)

Michael A. Stivala (Suburban Propane Partners, L.P.)

Paul Abel (Suburban Propane Partners, L.P.)

James Gerkis (Proskauer Rose LLP)

Gillian A. Hobson (Vinson & Elkins, L.L.P.)